March 21, 2018

Via EDGAR and Overnight Delivery

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mara L. Ransom, Assistant Director, Office of Consumer Products Courtney Haseley, Staff Attorney

Re:	Artelo Biosciences, Inc. Registration Statement on Form S-1 Filed January 29, 2018 File No. 333-222756

Form 10-Q for Fiscal Quarter Ended November 30, 2017 Filed January 16, 2018 File No. 333-199213

Dear Ms. Ransom:

On behalf of our client, Artelo Biosciences, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated February 27, 2018 and relating to the Company’s Registration Statement on Form S-1 (File No. 333-222756) filed with the Commission on January 29, 2018 (the “Registration Statement”) and Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 2017 (File No. 333-199213) filed with the Commission on January 16, 2018 (the “10-Q”). The Company has also further revised the Registration Statement in response to the Staff’s comments in respect of the Registration Statement (the “Amended Registration Statement”) and is filing concurrently with this letter (i) the Amended Registration Statement, which reflects these revisions and updates and clarifies certain other information, and (ii) and an amendment to the Company’s 10-Q (the “10-Q Amendment,” and together with the Amended Registration Statement, the “Amended Filings”), in order to provide updated exhibits thereto. For the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter and the Amended Filings (including a version of the Amended Registration Statement marked against the Registration Statement), in care of Ms. Ransom.

In this letter, we have recited the comments from the Staff in bold italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Amended Registration Statement or 10-Q Amendment, as applicable. Except as otherwise specifically indicated, page references herein correspond to the page of the Amended Registration Statement, the 2016 10-K or the 10-Q Amendment.

U.S. Securities and Exchange Commission

March 21, 2018

Registration Statement on Form S-1

General

1.	We note that your selling shareholders intend to sell their shares at market prices and that your shares are presently quoted on the OTC Pink marketplace. In order to sell shares at market prices, we require an existing trading market for the shares and we do not consider the OTC Pink Marketplace to be an existing trading market for purposes of satisfying Item 501(b)(3) of Regulation S-K. Please revise your prospectus to set a fixed price at which the selling security holders will offer and sell their shares until such time as your shares are listed on a national securities exchange or quoted on the OTCQX, OTCQB or OTCBB marketplaces. Please make the appropriate revisions throughout your prospectus.

The disclosure throughout the Amended Registration Statement reflects the Staff’s comment.

2.	Please consistently identify the market on which your shares are quoted. In this regard, we note that you reference the OTCBB in the fee table to this registration statement as well as on your web-site.

The cover of the Amended Registration Statement reflects the Staff’s comment.

3.	We note that you conducted a private placement on January 26, 2018. We note further your statement on page F-20 that “[a]s of January 29, 2018, $71,950 is still owed by the investors to the Company” related to such offering. To the extent any selling security holders are registering for resale shares acquired in such offering, please provide us with your analysis of whether such private placement was complete, and the investors irrevocably bound, prior to filing this registration statement. Refer to Question 134.01 of the Securities Act Compliance and Disclosure Interpretations located at our web-site.

The Company acknowledges the Staff’s comment and respectfully provides the following analysis showing the Company’s determination that a private placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), had been completed prior to the filing of the Registration Statement.

To satisfy the requirements of the exemption under Section 4(a)(2) of the Securities Act, a sale must generally be made by the issuer to sophisticated buyers, not involving a public offering. The Company believes that the sale of shares of the Company’s Units pursuant to the subscription agreements (the “Subscription Agreements”) qualifies as a private placement under Section 4(a)(2) of the Securities Act, as it involved the issuance and sale of the Company’s Units by the Company to accredited investors (the “Investors”) for investment purposes. The Company made this determination on the basis of the representations and warranties made by each Investor in the Subscription Agreements to the effect that it is an “accredited investor,” as defined in Regulation D, and would acquire the Company’s Units pursuant to the Subscription Agreements for investment only and not with a view towards, or for resale in connection with, the public sale or distribution thereof.

U.S. Securities and Exchange Commission

March 21, 2018

Although the Units have yet to be issued pursuant to the Subscription Agreements, for the reasons set forth below, the Company believes that the sale of the Units was completed for the purposes of the exemption under Section 4(a)(2) of the Securities Act on January 29, 2018, the date of effectiveness of the Subscription Agreements. In addition, the Company expects to issue the Units on or about March 23, 2018.

Securities Act Section CDI 134.01 provides, in relevant part:

At the time of filing the registration statement, the purchasers in the private placement must be irrevocably bound to purchase the securities subject only to the filing or effectiveness of the registration statement or other conditions outside their control, and the purchase price must be established at the time of the private placement. The purchase price cannot be contingent on the market price at the time of effectiveness of the registration statement.

Although the Shares have not yet been issued and certain amounts remain outstanding, under the Subscription Agreements, the Company is obligated to issue, and the Investors are obligated to accept, the Units. The Investors are irrevocably committed to purchasing the Shares as they have no new investment discretion in determining whether to accept the Units. Additionally, pursuant to the Subscription Agreements, the price of the Units was fixed at $0.65 per Unit, a price which was not based upon a future market price or a fluctuating ratio.

Corporate Overview, page 2

4.	Please enhance your disclosure to clearly explain the terms “endocannabinoid system” and ECS “modulators” and their significance to your currently proposed business model

Pages 3 and 41 of the Amended Registration Statement reflect the Staff’s comment.

5.	Please enhance your disclosure to clearly identify which kinds of patients or indicators you intend to address, whether using the NEO1940 compound, your own novel cannabinoid composition (ART 12.11), an inhibitor (ART 26.12), new chemical entities (ART27.13), or otherwise. In this regard, we note statements made in your February 2018 corporate presentation, available on your web-site, regarding potential treatment of cachexia and cancer, planning for clinical development in rare and orphan diseases, and identifying several diseases for which modulating ECS activity could have therapeutic potential.

Pages 4 and 42 of the Amended Registration Statement reflect the Staff’s comment.

U.S. Securities and Exchange Commission

March 21, 2018

6.	Please revise to disclose the material terms of the Stony Brook Agreement and file such agreement as an exhibit to the registration statement pursuant to Item 601(b)(10) of Regulation S-K, or advise.

Pages 3 and 41 of the Amended Registration Statement reflect the Staff’s comment and the Stony Brook Agreement has been filed as an exhibit thereto.

7.	We note several press releases announcing a supply agreement between you and Phivida Holdings Inc., as well as a clinical study relating to encapsulated cannabidiol. If material, please revise your disclosure to reflect the material terms of such agreements and file such agreements as an exhibit to the registration statement pursuant to Item 601(b)(10) of Regulation S-K, or advise.

The Supply Agreement (the “Phivida Agreement”) between the Company and Phivida Holdings Inc. (“Phivida”) is not material. The Phivida Agreement provides no exclusivity, no minimum purchase requirements and no other terms material to the Company’s business; it also does not provide the Company with the lowest or highest price of cannabidiol of its cannibdiol sources. Although Phivida issued a press release regarding the Phivida Agreement, the Company did not as the Phivida Agreement is not material the Company’s business and Phivida is only one of seven sources of cannabidiol supply globally secured by the Company.

With regard to the Phivida-sponsored clinical study of nanoencapsulated cannabidiol, the Company has no material role and its participation is limited to providing Phivida with access to the University of Nottinghham (UK). Any and all new intellectual property generated by the study will be wholly owned by Phivida. The Company is being reimbursed by Phivida for the costs charged by the University and the Company neither expects to earn or lose money in the process of. The Company has no business interests in the nanoencapsulated cannabidiol formulation and its business strategy will not be affected by the outcome of the study.

Intellectual Property, page 5

8.	If material to your ongoing diligence and technical analysis regarding the NEO1940 compound, please enhance your disclosure to describe the results of the clinical studies conducted by NEOMED’s prior sponsor with respect to NEO1940, including any endpoints and results. Otherwise, please remove the language which indicates that “NEO1940 was dosed in over 200 subjects.”

Pages 5 and 42 of the Amended Registration Statement reflect the Staff’s comment.

Selling Stockholders, page 28

9.	We note that David Moss is a significant shareholder who intends to sell shares in this offering. Pursuant to Item 507 of Regulation S-K, please revise to disclose whether any material relationship exists between Mr. Moss and the company or advise.

David Moss has no material relationship with the Company other than as an investor.

U.S. Securities and Exchange Commission

March 21, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Year Ended August 31, 2017

Liquidity and Financial Condition, page 38

10.	We note your disclosure that you have insufficient funds to develop your business over the next 12 months. Please revise your disclosure to explain how, in light of your lack of revenues and minimal operations, you intend to finance future operations and implement your business plan. Please provide a discussion and analysis of the types of financing that are reasonably likely to be available, the anticipated amount of financing you intend to seek and the anticipated impact on the company’s cash position, liquidity and results of operations. Refer to Item 303(a) of Regulation S-K and Section IV.B.2 of SEC Release No. 33-8350.

Page 38 of the Amended Registration Statement reflects the Staff’s comment.

Business, page 40

11.	In your discussion of research and development, you state that you have invested $200,000 on direct research and development activities and yet on page 5 you state that you have commitments to invest approximately $200,000 on direct research and development related activities. Please revise to clarify your disclosure.

Page 43 of the Amended Registration Statement reflects the Staff’s comment.

Transactions with Related Persons, page 51

12.	We note your disclosure on page F-11 describing share issuances to related parties that appear to be in excess of $120,000. Please revise your disclosure to describe any transactions required to be disclosed pursuant to Item 404 of Regulation S-K, or advise.

Page 51 of the Amended Registration Statement reflects the Staff’s comment.

Principal Stockholders, page 52

13.	The amounts held by certain of your stockholders, such as Messrs. Gorgas and Moss, appear to differ from those presented on page 28. Please revise.

Page 52 of the Amended Registration Statement reflects the Staff’s comment.

U.S. Securities and Exchange Commission

March 21, 2018

Form 10-Q for Fiscal Quarter Ended November 30, 2017

Item 4. Controls and Procedures, page 15

14.	It appears that you provide management’s report on internal controls over financial reporting under the “Management’s Report on Disclosure Controls and Procedures” caption. Please note that you are not required to provide management’s report on internal controls over financial reporting for interim periods and such disclosure does not satisfy the requirement to provide management’s conclusions regarding the effectiveness of your disclosure controls and procedures. Accordingly, please amend your filing to provide the disclosures required by Item 307 of Regulation S-K.

Page 15 of the 10-Q Amendment reflects the Staff’s comment.

U.S. Securities and Exchange Commission

March 21, 2018

***

Please direct any questions regarding the Company’s responses or the Amended Registration Statement to Soo Hwang at (323) 210-2900 or soo.hwang@wsgr.com.

Sincerely, ARTELO BIOSCIENCES INC.

By:	/s/ Greg Gorgas
Name:	Greg Gorgas
Title:	President and CEO

cc:	Soo Hwang, Wilson Sonsini Goodrich & Rosati, P.C.
Dan Horwood, Wilson Sonsini Goodrich & Rosati, P.C.